# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: W.W. GRAINGER, INC., CIK 0000277135
CUSIP: 384802104
Title of class of securities: Common Stock, par value $0.50 per share
Address of issuer's principal executive offices: 100 Grainger Parkway, Lake Forest, Illinois (IL), 60045
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001144204-18-008515
Filed by CIK 0001731111

## Reporting persons
- Susan Slavik Williams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,785,700; shared voting power 8,342; sole dispositive power 2,785,700; shared dispositive power 8,342; aggregate amount beneficially owned 2,794,042 (5.7% of the class); the aggregate amount excludes certain shares
  Comment: Note to Row 10 - Excludes 1,029,384 shares held in trusts over which Ms. Williams has no dispositive or voting power.
  
  Note to Row 11 - Calculation is based on the number of shares shown to be outstanding as of October 24, 2024, on the Issuer's Quarterly Report on Form 10-Q filed on October 31, 2024.

## Item 1. Issuer
Name of issuer: W.W. GRAINGER, INC.
Address of issuer's principal executive offices: 100 Grainger Parkway, Lake Forest, Illinois 60045

## Item 2. Person Filing
Name of person filing: Susan Slavik Williams
Address of principal business office or, if none, residence:
4450 MacArthur Blvd., Second Floor
Newport Beach, California 92660
Citizenship: Ms. Williams is a citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,794,042
Percent of class: 5.7% (Calculation is based on the number of shares shown to be outstanding as of October 24, 2024, on the Issuer's Quarterly Report on Form 10-Q filed on October 31, 2024.)
Sole power to vote or to direct the vote: 2,785,700
Shared power to vote or to direct the vote: 8,342
Sole power to dispose or to direct the disposition: 2,785,700
Shared power to dispose or to direct the disposition: 8,342

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Susan Slavik Williams: /s/ Susan Slavik Williams, Susan Slavik Williams (01/29/2025)